UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Petrobras reaches its production target for the second consecutive year and achieves new historical records

Rio de Janeiro, January 11, 2017 – Petróleo Brasileiro S.A. – Petrobras reports that the Company’s average oil production in Brazil reached an annual historical record in 2016, at 2.144.256 barrels per day (bpd), 0.75% above the results for the prior year and in line with the 2,145 thousand bpd target forecast for the period. For the second year in a row, the company has met forecast plans, reinforcing its commitment to the predictability of its projections.

Average annual production operated in the pre-salt layer in 2016 was also the highest in the company’s history, reaching 1.02 million barrels of oil per day and surpassing the 2015 production by 33%.

If Petrobras’ own natural gas production, which reached in 2016 an unprecedented
77 million m³ per day, is considered, total production in the country reaches
2.63 million of barrels of oil equivalent per day (boed) – 1% more than the levels for 2015, also a new record for Petrobras.

The main highlights for production expansion in 2016 were the significant production growth in the Lula field (Iracema Norte and Iracema Sul areas, with
FPSOs Cidade de Itaguaí and Cidade de Mangaratiba) and in the Sapinhoá field
(FPSO Cidade de Ilhabela), located in the Santos Basin’s pre-salt layer, in addition to the Parque das Baleias area (P-58), in the Espírito Santo state section of the Campos Basin. Additionally, operations for three production systems started, two of which in the Lula field (FPSO Cidade de Maricá and FPSO
Cidade de Saquarema) and one in Lapa (FPSO Cidade de Caraguatatuba), located in the Santos Basin’s pre-salt layer.

The utilization rate for Petrobras’ gas in Brazil also achieved its annual record in 2016, reaching 96%, a result of the efforts undertaken by the operating efficiency improvement and gas use optimization programs.

Record productions in December

In December 2016, the company also surpassed its monthly and daily production historical records: average oil production in Brazil for the first time exceeded
2.3 million bpd, 3% above the record registered in September 2016, and production on December 28 achieved 2.4 million barrels of oil.

In gas production, there was a 2% increase in comparison to the previous month, achieving 81.8 million m³/day. As such, oil and natural-gas production in Brazil in December were 2.82 million boed, 3% higher than what was recorded in November
2016 and 6% higher than December 2015, which also represents a new monthly production record for the company.

Oil production operated by Petrobras in the pre-salt layer reached in December the new monthly record of 1.27 million bpd, a 9% increase in comparison to production in November, which was 1.16 million bpd. Moreover, Petrobras reached a 1.34 million barrels daily record on December 29.

Meanwhile, oil and natural-gas production operated in the pre-salt layer were
1.58 million boe/d, displaying a significant 45% increase between December 2015 and December 2016, also representing a new monthly record.

Internationally, average oil production in December was 61 thousand bpd and average natural gas production was 10.3 million m³/day. As such, in December,
122 thousand boe/d were produced globally.

If oil and gas production in Brazil and internationally are consolidated, production in December 2016 was 2.94 million boed, which also represents a new monthly record.

International oil and gas production in 2016

Internationally, average oil production in 2016 was 80 thousand bpd, 19% below the volumes in the previous year. Average natural gas production reached 13.7 million m³/day, 11% below 2015 production. Reduction occurred mainly because of divestments executed, such as the sale of Petrobras Argentina.

If production in Brazil and internationally are consolidated, average oil production in 2016 was 2.22 million bpd, while average annual production of oil and gas was 2.79 million boed, the same level as in 2015.

_______________________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the
Securities Exchange Act of 1934, as amended that are not based on historical facts and are not assurances of future results. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release.
Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: January 11, 2017	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer